Exhibit 99.1

SuperCom Reports 2015 Full-Year Results

Full-year Revenues of $30 million; EBITDA* of $8 million; Non-GAAP EPS of $0.48

Herzliya, Israel & New York, NY, April 11, 2016 – SuperCom (NASDAQ: SPCB), a leading provider of secure solutions for e-Government, Public Safety, HealthCare, and Finance sectors, announced today its results for the quarter and year ended December 31, 2015.

Financial Highlights of Full-Year 2015 compared to full-year 2014

•	Revenue of $29.5 million compared to $29.7 million last year
•	GAAP operating income reached $3.5 million compared to $8.0 million
•	Non-GAAP operating income was $7.5 million compared to $10.7 million
•	EBITDA* was $7.9 million (26.9% margin) compared to $11.0 million (37.1% margin)
•	Non-GAAP EPS was $0.48 compared to $0.81

Financial Highlights of the Fourth Quarter of 2015 compared to the fourth quarter of 2014

•	Revenue of $8.3 million compared to $8.2 million
•	GAAP operating income (loss) of ($0.4) million compared to $0.7 million
•	Non-GAAP operating income of $1.1 million compared to $2.1 million
•	EBITDA* was $1.3 million (15.8% margin) compared to $2.3 million (28.4% margin)
•	Non-GAAP EPS of $0.06 compared to $0.17

“Our results for 2015 reflect the project-driven nature of our business, and the sometimes longer-than-expected sales cycle we are experiencing within the eID market,” commented Arie Trabelsi, SuperCom’s President and CEO. “The fundamentals of our underlying business remain strong and we continue to see growing demand for our solutions which will help us face the sales cycle and project-oriented challenges inherent in our business. We won new electronic monitoring contracts and advanced initiatives to expand our solutions capabilities and prospects in our M2M, e-ID, mPay and Cyber Security divisions.”

Full-Year 2015 and YTD 2016 Operational Highlights

•	Over 25% growth in steady state revenues from existing e-ID customers from approximately $12 million in 2012 to over $15 million in 2015
•	Four national governments awarded SuperCom EM contracts for its PureSecurity Electronic Monitoring solution, including a large government in Asia and three European governments that are first-time customers
•	Subsequent to the end of the year, M2M division acquired Leaders in Community Alternatives (LCA), adding more than 25 years in electronic monitoring experience, and an established base of customers, within the U.S.
•	Cyber Security division acquired Prevision and subsequent to the end of the year, Safend, giving SuperCom two established cybersecurity companies together with thousands of valuable customers and leading product offerings in their space
•	Three enterprises selected the SafeMobile protection suite on pilot programs, proprietarily developed at SuperCom’s Cyber Security division
•	Three MOUs signed for SuperPay pilots, adding two Latin American and one African country to a growing customer list
•	Introduced new innovative solutions to target markets including: the e-ID division’s MIV1 platform – mobile identification and verification for governmental applications such as elections, law enforcement, and border control; PureLock and PureHealth for IoT (Internet of Things); SafeMobile for mobile cybersecurity; PayGuard for online mobile payments; and PureProtect for public safety.

Mr. Trabelsi added, “This was a busy year for SuperCom, highlighted by several important acquisitions, helping us to bolster our strategic position in key markets by giving us a more comprehensive suite of closely-related security, identification, payment and location solutions to sell to government customers and enterprise organizations around the globe. For years, we have been integrating third party offerings along with our proprietary eID solutions in combined bids. During 2015, we acquired several of the solutions we were previously working with third parties for, and as a result, we enter 2016 with a more robust value offering. We have more solutions to sell to the same customers, giving us many more points of entry for penetrating a competitive space and making us inherently more valuable to potential customers. In addition, these acquisitions provide us with an existing customer base, and we can cross-sell our core eID solutions to this installed base. In total, this initiative is expected to accelerate our growth in 2016 and beyond.”

Mr. Trabelsi concluded, “We are making progress with customers and potential customers, despite economic headwinds and devaluing currencies in certain emerging markets. Some of the large scale and late stage opportunities that were in our pipeline at the start of 2015 continue to move forward, the process to close these opportunities has taken longer than we originally anticipated. But this opportunities, coupled with our growing base of steady state revenue and the contribution from acquisitions made in the last few months give us confidence that 2016 will be a year of growth for SuperCom.”

*EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and other unrelated expense.

Results Conference Call

The Company will host a conference call, today, Monday, April 11, 2016, at 10:00 a.m. Eastern time to review the company's financial results and business outlook.

To participate, interested investors should call one of the following telephone numbers. It is recommended that participants dial in at least five minutes before the start of the call:

US:	1-877-830-2627	at 10 a.m. Eastern Time
Israel:	1-80-925-6145	at 4 p.m. Israel Time
International:	1-785-424-1230

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Investor Relations Contacts: Brett Maas / Rob Fink Hayden IR (646) 536.7331 / (646) 415.8972 brett@haydenir.com / rob@haydenir.com	Company Contact: Ordan Trabelsi, President Americas Tel: 1 212 675 4606 ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	Year ended December 31,
	2015	2014
CURRENT ASSETS	Unaudited	Audited
Cash and cash equivalents	22,246	4,789
Restricted bank deposits	3,274	5,195
Trade receivable, net	17,268	11,628
Deferred tax short term	3,537	3,958
Other accounts receivable and prepaid expenses	1,199	1,190
Inventories, net	3,502	1,614

Total current assets	51,026	28,374

LONG-TERM ASSETS
Severance pay funds	216	325
Deferred tax long term	131	301
Customer Contracts	4,053	4,587
Software and other IP	4,595	4,949
Goodwill	4,720	3,722
Property & equipment, net	888	616
Intangible assets	1,988	-

Total Assets	67,617	42,874

CURRENT LIABILITIES
Trade payables	3,705	2,892
Employees and payroll accruals	1,590	944
Related parties	77	341
Accrued expenses and other liabilities	2,848	2,755
Advances from customers	-	2,864
Short-term liability for future earn-out	2,051	2,870

Total current liabilities	10,271	12,666

LONG-TERM LIABILITIES
Long-term liability for future earn-out	931	1,477
Accrued severance pay	341	425

Total long-term liabilities	1,272	1,902

SHAREHOLDERS' EQUITY:
Ordinary shares	1,100	937
Additional paid-in capital	83,154	58,210
Accumulated deficit	(28,180)	(30,841)

Total shareholders' equity	56,074	28,306

	67,617	42,874

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2015	2014
	Unaudited	Audited
Revenues	29,510	29,703
Cost of revenues	11,836	7,301
Gross profit	17,674	22,402

Operating expenses:
Research and development	2,379	3,359
Selling and marketing	6,611	7,036
General and administrative	3,947	2,773
Other expenses	1,198	1,225
Total operating expenses	14,135	14,393

Operating income	3,539	8,009

Financial expenses, net	(277)	(133)

Income before income tax	3,262	7,876
Income tax benefit (expense)	(601)	(1,675)

Net income	2,661	6,201

Net earnings per share:
Basic	0.18	$0.46
Diluted	0.18	$0.45

Weighted average number of ordinary shares used in computing basic earnings per share	15,047,496	13,560,490

Weighted average number of ordinary shares used in computing diluted earnings per share	15,202,303	13,662,151

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Twelve months Ended
	December 31	December 31
	2015	2014
	Unaudited	Unaudited
GAAP gross profit	17,674	22,402
Amortization of Software and IP	354	354
Stock-based compensation expenses	309	-

Non-GAAP gross profit	18,337	22,756

GAAP operating (loss) income	3,539	8,009
Allowance for doubtful debts	600	1,225
Amortization of Software and IP	354	354
Stock-based compensation expenses	1,528	-
Amortization of Customer Contracts	917	1,158
Expense related transaction DD	598	-
Non-GAAP operating income	7,536	10,746

GAAP net (loss) income	2,661	6,201
Allowance for doubtful debts	600	1,225
Amortization of Software and IP	354	354
Stock-based compensation expenses	1,528	-
Amortization of Customer Contracts	917	1,158
Income tax (benefit) expense	601	1,675
Expense related transaction DD	598	-
Non-GAAP net income	7,259	10,613

Non-GAAP Basic EPS	0.48	0.81

GAAP net (loss) income for the period	2,661	6,201
Income tax (benefit) expense	601	1675
Financial (income) expenses, net	277	133
Allowance for doubtful debts	600	1,225
Depreciation and amortization	3,190	1,788
Expense related transaction DD	598	-
EBITDA *	7,927	11,022

*EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and other unrelated expense.

SUPERCOM LTD.

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Three months Ended
	December 31	December 31
	2015	2014
	Unaudited	Unaudited
REVENUES	8,343	8,235
COST OF REVENUES	(4,186)	(2,413)

GROSS PROFIT	4,157	5,822

OPERATING EXPENSES:
Research and development	(403)	608
Selling and marketing	(2,220)	2,155
General and administrative	(1,172)	1,248
Other expenses	(784)	1,087

Total operating expenses	(4,579)	5,098

OPERATING (LOSS) INCOME	(422)	724

FINANCIAL EXPENSES (INCOME), NET	160	(18)

INCOME(LOSS) BEFORE INCOME TAX	(582)	742
INCOME TAX (BENEFIT) EXPENSE	(29)	1,675

NET INCOME (LOSS) FOR THE PERIOD	(553)	(933)

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

	Three months Ended
	December 31	December 31
	2015	2014
	Unaudited	Unaudited
GAAP gross profit	4,157	5,822
Amortization of Software and IP	88	(111)
Stock-based compensation expenses	158	-

Non-GAAP gross profit	4,403	5,711

GAAP operating (loss) income	(422)	724
Allowance for doubtful debts	600	1,087
Amortization of Software and IP	88	(111)
Stock-based compensation expenses	419	-
Amortization of Customer Contracts	228	438
Expense related transaction DD	184	-
Non-GAAP operating income	1,097	2,138

GAAP net (loss) income	(553)	(933)
Allowance for doubtful debts	600	1,087
Amortization of Software and IP	88	(111)
Stock-based compensation expenses	419
Amortization of Customer Contracts	228	438
Income tax (benefit) expense	(29)	1,675
Expense related transaction DD	184	-
Non-GAAP net income	937	2,156

Non-GAAP Basic EPS	0.06	0.17

GAAP net (loss) income for the period	(553)	(933)
Income tax (benefit) expense	(29)	1,675
Financial (income) expenses, net	160	(18)
Allowance for doubtful debts	600	1,087
Depreciation and amortization	954	526
Expense related transaction DD	184	-
EBITDA *	1,316	2,337

*EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization and other unrelated expense.